Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements No. 333-156499 and No. 333-164969 on Form F-9 and No. 333-129631 on Form S-8 and to the use of our reports dated March 30, 2010 relating to the consolidated financial statements of Brookfield Asset Management Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences relating to changes in accounting principles), the reconciliation of Canadian generally accepted accounting principles to accounting principles generally accepted in the United States (which report expresses an unqualified opinion and includes a separate explanatory paragraph on changes in accounting principles) and the effectiveness of Brookfield Asset Management Inc.’s internal control over financial reporting in this Annual Report on Form 40-F of Brookfield Asset Management Inc. for the year ended December 31, 2009.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 30, 2010